
05064000





VALLEY FORGE SCIENTIFIC CORP.
2004 ANNUAL REPORT


Simply the finest energy source available for surgery.™ It's the reason the finest neurosurgeons in the world choose our generators for their electrosurgical procedures. And, it's the reason we continue to develop innovative products with applications for oral surgery and pain management. Our patented technology remains the smartest and safest choice in operating rooms worldwide. The source of this energy is our patented DualWave™ technology, which allows a surgeon or dentist to cut tissue in a manner that minimizes collateral damage to surrounding healthy tissue and to coagulate blood vessels quickly, safely and efficiently. By substantially reducing damage to surrounding healthy tissue, the surgeon or dentist can work safely in close proximity with nerves, blood vessels, bone, metal implants and irrigated

PAIN MANAGEMENT


225 Ω
0.00 V
50 Hz
100 µs

The Stryker Lesion Generator utilizes the unique Valley Forge Scientific coagulation waveform for minimally invasive pain treatment. This technology produces a safe and accurate lesion without the risk of cutting tissue. Its touch screen, which controls and displays all the generator functions, provides the user with real-time information as the procedure progresses.

NEUROSURGERY


Codman

The Malis® CMC-III Bipolar System provides the neurosurgeon and other areas of micro surgery the advantages of high power cutting as well as ultra-precise micro cutting. Our unique coagulation waveform provides efficient, gentle coagulation of tissue in dry, bloody or irrigated areas. With our cutting and coagulation waveforms, there is no risk of heat or current spread to critical adjacent areas.

ORAL SURGERY


BIDENT
OUTPUT

The Bident™ Bipolar Electrosurgical System because of its unique waveform, its superiority in wet field environments, and its precise control of cutting and coagulation is especially adapted to dental procedures. It is more effective, more precise and safer than other types of dental electrosurgical generators.

Letter to Stockholders

In fiscal 2004, we saw our sales increase to $4,756,439 from sales of $4,474,308 in fiscal 2003. Our net income for fiscal 2004 also increased to $111,420, or $0.01 per basic and diluted share, from net income of $108,925, or $0.01 per basic and diluted share, for fiscal 2003.

While sales volume of neurosurgical products decreased slightly in fiscal 2004, sales of dental products increased and a contribution from sales to Stryker Corporation for market evaluation units further contributed to sales volume. Sales to Codman & Shurtleff, Inc. accounted for approximately $4,099,000, or 86% of sales, as compared to $4,231,000, or 95% of sales, for fiscal 2003. Sales of dental products increased to approximately $422,000, or 9% of sales, in fiscal 2004 from approximately $185,000, or 4% of sales, in fiscal 2003 and sales to Stryker Corporation were approximately $189,000 in fiscal 2004 as compared to no sales in fiscal 2003.

As a Company, we are taking proactive steps to expand the distribution channels for our products, increase our manufacturing efficiencies and capacity and position Valley Forge for future growth. In fiscal 2005 and beyond, we plan to expand the market for our products with our new multifunctional bipolar electrosurgical generator and single-use hand switching bipolar instruments, new products based on our proprietary lesion generator technology and other products and product refinements. We are also considering product modifications and other strategies for our dental products.

Subsequent to year-end, we entered into three key agreements, which will help shape Valley Forge's future. We entered into agreement with Codman & Shurtleff, Inc., which sets forth our relationship with Codman through December 31, 2005 for the distribution of our existing neurosurgical products. We also entered into a supply and distribution agreement with Stryker Corporation for the distribution and sale of a generator for minimally invasive pain treatment. Finally, we entered into an agreement with Dr. Leonard I. Malis, providing Valley Forge with the option to acquire his Malis® trademark.

We have developed a new multifunctional electrosurgical generator, which will be the premier generator in our line. This generator has many new capabilities and will have a new 'look' as well as enhanced features, including a 'monopolar like' cutting capability. The generator will make use of a new proprietary hand switching bipolar electrosurgical instruments that will take Valley Forge into a new arena of instrument development. We have also commenced an arrangement with a company that possesses electrosurgical instrumentation capabilities for development and manufacture for these instruments. This new arrangement will expand our disposable instrumentation development and manufacturing capabilities.

The new agreement we entered into with Codman & Shurtleff, Inc., our principal customer, restores stability to this critical and long-standing distribution alliance and defines the business relationship through December 31, 2005. Under the agreement, Codman continues to have distribution rights to our existing products in the fields of neurocranial and neurospinal surgery and is given certain rights related to the marketing of our new multifunctional electrosurgical generator and disposable instrumentation in the fields of neurocranial and neurospinal surgery. Under this agreement, as amended in March 2005, Codman continues to be the exclusive worldwide distributor of Valley Forge's existing products in the fields of neurocranial and neurospinal surgery through September 30, 2005, or such earlier date as provided in the amendment, and the nonexclusive distributor in those fields until December 31, 2005. For the period of exclusivity, Codman is required to make minimum purchases of $1 million per calendar quarter.

The supply and distribution agreement we entered into with Stryker Corporation is for the distribution and sale of a generator for the minimally invasive treatment of pain. The supply and distribution agreement is the culmination of over two years of collaborative effort with Stryker. The pain control generator is an important new application for Valley Forge's technology and represents a new capability for the pain control market. This product was introduced into the market in the fourth quarter of the 2004 calendar year and the initial acceptance in the market is strong.

The option agreement we entered into with Leonard I. Malis gives us the right to acquire Malis® trademark over the next five years. The Malis® trademark is a name widely recognized and respected in the neurosurgery field. We believe that it is important to have the option to acquire the Malis® trademark in order to take advantage of growth opportunities for Valley Forge and its products. Exercising the option will give Valley Forge all rights to the Malis® trademark, and control of market image for our products.

On the operations side, we have taken steps to make our operations more efficient and effective. In October 2004, we appointed Bruce Murray as Vice Chairman of the Board of Directors and then in February 2005 we hired Bruce as our Chief Operating Officer. Bruce has extensive background in the electrosurgical and medical device industries and having him as our COO will enable Valley Forge to better utilize his talents in Valley Forge's growth.

We are also in the final stages of negotiating a lease for a new facility to consolidate our office and warehouse facility in Oaks, Pennsylvania with our manufacturing and assembly facility in Philadelphia, Pennsylvania into a single state-of-the-art facility.

The consolidation of operations will increase efficiency, provide greater capacity and allow management to better supervise and participate in product development. Additionally, the consolidation will enable Valley Forge to be more responsive to product development and the manufacturing needs of our customers, as well as provide a state-of-the-art work environment for product development and manufacturing. In connection with this consolidation, we are evaluating several possible means of disposing of our manufacturing facility in Philadelphia, Pennsylvania.

We believe the actions we have taken will strengthen Valley Forge, reduce dependence on a single major distributor, open the door to new product applications and strategic alliances, and ensure the continuity of Valley Forge as an important specialty manufacturer of life saving and life enhancing medical devices. We look forward to serving our stockholders, and as always, thank you for your continued support of our efforts and vision.

Sincerely,



Jerry L. Malis

Chairman, Chief Executive Officer and President
March 2005

The discussions in this Annual Report include certain forward looking statements. As such, actual results may vary materially from expectations express. Please refer to the "Forward Looking Statements" and the "Additional Cautionary Statements" paragraph of the Management's Discussion and Analysis and Results of Operation section of this Annual Report for a discussion of the meaningful factors that may affect realization of such expectations.

SELECTED FINANCIAL DATA

Fiscal year ended September 30,	2004	2003	2002	2001	2000
Net Sales	$4,756,439	$4,474,308	$5,021,931	$5,263,485	$4,397,939
Operating Income (Loss)	178,054	155,427	632,000	485,746	(110,817)
Net Income (Loss)	111,420	108,925	380,527	330,221	(54,312)
Basic Earnings per share (Loss)	0.01	0.01	0.05	0.04	(0.01)
Fully Diluted Earnings (Loss) per share	0.01	0.01	0.05	0.04	(0.01)

BALANCE SHEET DATA

September 30,	2004	2003	2002	2001	2000
Current Assets	$3,976,550	$3,777,456	$3,981,746	$3,516,992	$3,093,698
Total Assets	4,523,238	4,374,413	4,570,035	4,171,214	3,852,079
Current Liabilities	258,069	216,457	353,281	283,186	182,185
Long Term Liabilities	15,743	19,950	14,357	19,280	20,661
Retained Earnings (Deficit)	720,896	609,476	500,551	120,024	(210,197)
Stockholders' Equity	$4,249,426	$4,138,006	$4,202,397	$3,868,748	$3,649,233

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of Valley Forge Scientific Corp.'s financial condition and results of operations for the fiscal years ended September 30, 2004, 2003 and 2002. This section should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward looking statements as a result of many factors including but not limited to those under the headings "Special Note Regarding Forward Looking Statements" and "Factors That Might Affect Future Results" of this Report.

OVERVIEW

Valley Forge Scientific Corp. (referred to as "Valley Forge", "us" or "we") is a medical device company that develops, manufactures and sells medical devices for use in surgery and other healthcare applications. Our core business involves the sale of bipolar electrosurgical generators and other bipolar generators, based on our DualWave™ technology, and complementary instrumentation and disposable products.

Our current line of bipolar electrosurgical products are used in neurosurgery and spine surgery and in dental applications. We also recently commenced selling a lesion generator for the percutaneous treatment of pain. In fiscal 2005 and beyond, we plan to expand the market for our products with our new multifunctional bipolar electrosurgical generator and new proprietary single-use hand-switching bipolar instruments, new products based on our proprietary lesion generator technology, and other products and product refinements. Our new multifunctional bipolar electrosurgical system is designed to replace other surgical tools, such as monopolar electrosurgical systems, lasers and ultrasonic aspirators.

We believe our DualWave™ technology distinguishes our products from our competitors. With appropriate technique, our bipolar electrosurgical systems based on our DualWave™ technology allow a surgeon or dentist to cut tissue in a manner that minimizes collateral damage to surrounding healthy tissue and to coagulate blood vessels quickly, safely and efficiently. By substantially reducing damage to surrounding healthy tissue, the surgeon or dentist can work safely in close proximity with nerves, blood vessels and bone. Our bipolar electrosurgical systems can also be used in close proximity with metal implants and irrigated fields.

For over 20 years, we have had worldwide exclusive distribution agreements with Codman & Shurtleff, Inc. ("Codman"), a subsidiary of Johnson & Johnson, Inc., to market our neurosurgery bipolar electrosurgical systems and other products. During 2004 fiscal year, we extended the term of a distribution agreement, which we originally entered into with Codman on December 11, 2000, until September 30, 2004. On October 15, 2004, we entered into a new agreement with Codman defining our business relationship from October 1, 2004 through December 31, 2005. Under the agreement, Codman continues to be the exclusive worldwide distributor of our existing products in the fields of neurocranial and neurospinal surgery through March 31, 2005 and the nonexclusive distributor in those fields until December 31, 2005, as those terms may be extended by mutual agreement of the parties. Under the agreement, Codman is also given a limited right of first refusal until March 31, 2005 regarding the marketing of our new multifunctional electrosurgical generator and single use hand switching bipolar instruments in the fields of neurospinal and neurocranial surgery. Historically, we have derived a significant portion of our sales from sales to Codman. For the 2004 fiscal year, 86% of our revenue was derived from sales to Codman.

Our goal is to be the global leader in the development of bipolar medical devices and other products in specialty surgical and healthcare fields and then expand the use of our bipolar electrosurgical products into general surgery. The key elements of our strategy include:

> Expanding the use of our new multifunctional bipolar electrosurgical system into other surgical markets, such as, spine maxillofacial, ENT, orthopedic and general surgery.
> Increasing revenues in the neurosurgery field with our new multifunctional bipolar electrosurgical system.
> Expanding our product lines with new products, including a new lesion generator for the percutaneous treatment of pain and other applications of our bipolar lesion technology.

Results of Operations

SUMMARY

Sales of $4,756,439, for fiscal 2004 were 6% greater than sales of $4,474,308 for fiscal 2003 and 5% less than sales of $5,021,931 for fiscal 2002. Operating income was $178,054 in fiscal 2004 as compared to $155,427 in fiscal 2003 and $632,000 in fiscal 2002. Net income for fiscal 2004 was $111,420 as compared to $108,925 for fiscal 2003 and $380,527 for fiscal 2002.

SALES

Total Sales and Gross Margin on Sales:

	2004	2003	2002
Total sales:	$4,756,439	$4,474,308	$5,021,931
Cost of sales:	2,316,304	2,264,902	2,463,209
Gross profit on sales:	2,440,135	2,209,406	2,558,722
Gross profit as a percentage of sales:	51%	49%	51%

The increase in sales in fiscal 2004 as compared to fiscal 2003 reflects an increase in sales of our Bident® Bipolar Tissue Management System for dental applications and new sales to Stryker Corporation ("Stryker") of a lesion generator we developed for the percutaneous treatment of pain, which was partially offset by a decrease in sales to Codman & Shurtleff, Inc. The decrease in sales in fiscal 2004 compared to fiscal 2002 reflects a decrease in sales to Codman.

Sales of our neurosurgical products to Codman & Shurtleff, Inc. decreased to approximately $4,099,000 in fiscal 2004 as compared to sales of $4,231,000 in fiscal 2003 and sales of $4,515,000 in fiscal 2002. The decreased sales reflect a decrease in sales volume of neurosurgical products. Included in sales to Codman for fiscal 2004 is a one-time payment of $57,920 in the second quarter of fiscal 2004 that Codman made to satisfy its minimum purchase obligation under the first three month extension of the term of the then existing distribution agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

During fiscal 2004, we extended the distribution agreement with Codman on a quarterly basis until September 30, 2004. On October 15, 2004, we entered into a new agreement with Codman which defines our business relationship from October 1, 2004 to December 31, 2005. Under the new agreement, Codman continues to be the exclusive worldwide distributor of our existing products in the fields of neurocranial and neurospinal surgery through March 31, 2005, and the nonexclusive distributor in those fields until December 31, 2005, as those terms may be extended by mutual agreement of the parties. For the period from October 1, 2004 to March 31, 2005, Codman has agreed to make minimum purchases of $1 million per calendar quarter.

For fiscal 2004, sales of the Bident® Bipolar Tissue Management System for dental applications were approximately $422,000, or 9% of sales as compared to approximately $185,000, or 4% of sales, for fiscal 2003 and approximately $347,000, or 7% of sales, for fiscal 2002. Sales of the Bident® Tissue Management System of $35,250 in the fourth quarter of 2004 decreased as compared to the sales in the third quarter of fiscal 2004 as we directed more of our resources towards the completion of a new lesion generator for the percutaneous treatment of pain and our distribution arrangement with Stryker for that product. For fiscal 2005, we are considering product modifications and other strategies for our dental products.

During fiscal 2004, we had sales to Stryker of approximately $189,000, which includes sales of demonstration units of a lesion generator for percutaneous treatment of pain. On October 25, 2004, we entered into a supply and distribution agreement with Stryker for that generator. The supply and distribution agreement is for a term commencing on November 11, 2004 and ending on December 31, 2009, under which Stryker has agreed to make minimum purchases of approximately $900,000 in the first agreement year for a combination of sales demonstration units and commercial sale units and minimum purchases of approximately $500,000 per year for commercial sale units in each of the second and third agreement years. Minimum purchase requirements for agreement years four and five are to be determined by the parties based on market conditions and other factors. The agreement also provides Stryker certain rights for other new product concepts developed by Valley Forge in both pain control and expanded market areas.

SALES BY MEDICAL FIELD

The table below sets forth our sales by medical field of "Generators, Irrigators and Other Products" and "Disposable Products" for fiscal 2004, 2003 and 2002. Sales of "Generators, Irrigators and Other Products" in "Other fields" represent sales to Stryker Corporation and sales of "Disposable Products" in "Other fields" represent sales to Boston Scientific Corporation and direct sales to hospitals.

	2004	2003	2002
Generators, Irrigators and Other Products			
Neurosurgery field	$2,115,536	$2,092,830	$2,627,233
Dental field	366,795	168,338	347,000
Other fields	187,750	–	–
Total of all fields:	$2,670,081	$2,261,168	$2,974,233
Disposable Products			
Neurosurgery field	$1,754,276	$1,894,743	$1,584,230
Dental field	68,810	16,160	–
Other fields	31,929	23,505	31,850
Total of all fields:	$1,855,015	$1,934,408	$1,616,000

In fiscal 2004, 56% of our sales related to sales of bipolar electrosurgical generators, irrigators and accessories as compared to approximately 52% and 59% of our sales in fiscal 2003 and 2002, respectively. Sales of disposable products accounted for approximately 39% of our sales in fiscal 2004 as compared to approximately 40% of our sales in fiscal 2003 and approximately 32% of our sales in fiscal 2002.

Cost of sales for fiscal 2004 was 49% of sales, compared with 51% of sales, for fiscal 2003. During fiscal 2002, cost of sales was 49% of sales. Gross margin was 51% for fiscal 2004 as compared to 49% for fiscal 2003 and 51% for fiscal 2002.

The increase in gross margin as a percentage of sales in fiscal 2004 as compared to fiscal 2003 is primarily attributable to increased sales volume. We cannot be sure that gross margins will remain at current levels or show improvement in the future due to the distribution channels used, product mix, and fluctuation in manufacturing production levels and overhead costs as new products are introduced. In addition, inefficiencies in manufacturing new products and the distribution channels utilized to sell those products may adversely impact gross margin.

OPERATING EXPENSES

Selling, general and administrative expenses increased to $1,713,325, or 36% of sales, in fiscal 2004, from $1,523,751, or 34% of sales, in fiscal 2003, and from $1,503,001, or 30% of sales, in fiscal 2002. Selling, general and administrative expenses reflect increased selling and marketing expenses incurred in connection with implementing the sales and marketing plan, which we commenced in fiscal 2003, for the Bident® Bipolar Tissue Management System and increased transactional legal fees incurred during the fourth quarter of fiscal 2004.

Research and development expenses were $508,287, or 11% of sales, in fiscal 2004, $489,930, or 11% of sales, in fiscal 2003, and $360,111, or 7% of sales, in fiscal 2002. We will continue to invest in research and development to expand our technological base for use in both existing and additional clinical areas. The increase in research and development expenses in fiscal 2004 was primarily related to the continued development of our new multifunction bipolar electrosurgical generator and instrumentation and the completion of the lesion generator for use in the percutaneous treatment of pain for which we entered into a supply and distribution agreement with Stryker on October 25, 2004.

OTHER INCOME AND EXPENSE, NET

Other income and expense, net, increased for fiscal 2004 to $23,030 from $11,451 for fiscal 2003 and decreased from $23,111 for fiscal 2002 due primarily to interest income. At the end of fiscal 2004, we had $2,322,559 in cash and cash equivalents as compared to $2,305,556 at the end of fiscal 2003 and $2,543,898 at the end of fiscal 2002.

INCOME TAX PROVISION

The provision for income taxes was $89,664 for fiscal 2004 as compared to $57,953 for fiscal 2003 and $274,584 for fiscal 2002. Our effective tax rate in fiscal 2004 was approximately 45% as compared to approximately 35% in fiscal 2003 and approximately 42% in fiscal 2002.

NET INCOME

Net income increased slightly to $111,420 for fiscal 2004, as compared to net income of $108,925 for fiscal 2003. Net income was $380,527 for fiscal 2002. Basic and diluted income per share was $0.01 for fiscal 2004 as compared to basic and diluted income per share of $0.01 for fiscal 2003 and $0.05 for fiscal 2002.

Liquidity and Capital Resources

At September 30, 2004, we had $3,718,481 in working capital compared to $3,560,999 at the end of fiscal 2003 and $3,628,465 at the end of fiscal 2002. The primary measures of our liquidity are cash, cash equivalents, accounts receivable and inventory balances, as well as our borrowing ability. The cash equivalents are highly liquid with original maturities of ninety days or less.

Cash provided by operating activities was $33,577 for fiscal 2004 as compared to $9,009 used in fiscal 2003. The cash provided by operating activities was mainly attributable to operating profits net of adjustments for non-cash items, a decrease in prepaid items and other current assets of $117,773 and an increase in accounts payable, accrued expenses and income taxes payable of $35,862 offset by increases of $282,918 in accounts receivable, $76,807 in inventory and $28,321 in deferred tax assets.

In fiscal 2004, accounts receivable net of allowances increased by $282,918 to a total of $646,224 at the end of fiscal 2004. The increase in accounts receivable was principally due to the timing of shipments and increased sales during fiscal 2004.

In fiscal 2004, inventories increased by $76,807, to $781,604 at the end of fiscal 2004 compared to $775,183 at the end of fiscal 2003. The increase was primarily due to increased inventory to meet anticipated sales of the lesion generator for the percutaneous treatment of pain. Inventories were kept at these levels primarily to support anticipated future sales activity.

In fiscal 2004, we used $20,887 for the purchase of equipment and building improvements in connection with our manufacturing operations. Net property and equipment decreased to $147,967 at the end of fiscal 2004 as compared to $156,697 for fiscal 2003 and $136,131 for fiscal 2002.

In August 2002, our Board of Directors terminated our then existing stock repurchase plan and authorized a new repurchase plan to purchase up to 200,000 shares of our common stock. We did not purchase any of our stock in fiscal 2004 pursuant to this plan. In fiscal 2003, we used $173,216 to repurchase 127,600 shares of our common stock pursuant to the stock repurchase plan. All the shares of common stock repurchased were retired. To date, we have repurchased 154,100 shares of our common stock under the plan, leaving a balance of 45,900 that is available for repurchase under the plan.

On October 22, 2004, we entered into an option agreement to purchase the Malis® trademark from Dr. Leonard I. Malis. Under the option agreement, we are granted an option to acquire the Malis® trademark at any time over a period of five years. We paid Dr. Leonard I. Malis $35,000 for the option and are required to pay an annual fee before each anniversary of the option agreement of $20,000 for each of the first two anniversaries and increasing to $60,000 before the fourth anniversary in order to continue the option in effect from year to year. In the event that we decide to exercise the option, we will pay Dr. Leonard I. Malis $4,157,054, which includes interest, in twenty-six equal quarterly installments of $159,104, and which will be evidenced by a promissory note secured with a security interest in the trademark and certain of our patents.

At September 30, 2004, we had cash and cash equivalents of $2,322,559. We plan to finance our operating and capital needs principally with cash flows from operations and existing balances of cash and cash equivalents, which we believe will be sufficient to fund our operations in the near future. However, should it be necessary, we believe we could borrow adequate funds at competitive rates and terms. Our future liquidity and capital requirements will depend on numerous factors, including the funds we expend in marketing, selling and distributing our products, the success in commercializing our existing products, development and commercialization of products in other clinical markets, the ability of our suppliers to continue to meet our demands at current prices, the status of regulatory approvals and competition.

We have a line of credit of $1,000,000 with Wachovia Bank, N.A. which calls for interest to be charged at the bank's national commercial rate. The credit accommodation is unsecured and requires us to have a tangible net worth of no less than $3,000,000. Our current tangible net worth exceeds $3,000,000 at September 30, 2004. As of September 30, 2004, there was no outstanding balance on this line.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts and sales returns, inventory allowances, warranty costs, contingencies and other special charges, and taxes. Actual results could differ materially from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements.

ALLOWANCES FOR DOUBTFUL ACCOUNTS, SALES RETURNS AND WARRANTY COSTS

We evaluate the collectibility of accounts receivable based on a combination of factors. In circumstances where a specific customer is unable to meet its financial obligations to us, we record an allowance against amounts due to reduce the net recognized receivable to the amount that we reasonably expect to collect. For all other customers, we record allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and our historical experience. If the financial condition of customers or the length of time that receivables are past due were to change, we may change the recorded amount of allowances for doubtful accounts in the future. We record a provision for estimated sales returns and allowances on product revenues in the same period as the related revenues are recorded. We base these estimates on historical sales returns and other known

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

factors. Actual returns could be different from our estimates and the related provisions for sales returns and allowances, resulting in future changes to the sales returns and allowances provision. Our warranty obligation is affected primarily by product that does not meet specifications within the applicable warranty period and any related costs to repair or replace such products. Should our actual experience of warranty claims differ from our estimates of such obligations, our provision for warranty costs could change.

INVENTORIES

Inventories, consisting of purchased materials, direct labor and manufacturing overhead, are stated at the lower of cost, determined by the moving average method, or market. At each balance sheet date, we evaluate inventories for excess quantities and identified obsolescence. Our evaluation includes an analysis of historical sales levels by product and projections of future demand, as well as estimates of quantities required to support warranty and other repairs. To the extent that we determine there are excess quantities based on our projected levels of sales and other requirements, or obsolete material in inventory, we record valuation reserves against all or a portion of the value of the related parts or products. If future demand or market conditions are different than our projections, a change in recorded inventory valuation reserves may be required and would be reflected in cost of revenues in the period the revision is made.

AMORTIZATION PERIODS

We record amortization of intangible assets using the straight-line method over the estimated useful lives of these assets. We base the determination of these useful lives on the period over which we expect the related assets to contribute to our cash flows or in the case of patents, their legal life, whichever is shorter. If our assessment of the useful lives of intangible assets changes, we may change future amortization expense.

DEFERRED TAX ASSETS AND LIABILITIES

Our deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when a determination is made that it is more likely than not that a portion or all of the deferred tax assets will not be realized.

LOSS CONTINGENCIES

We are subject to claims and lawsuits in the ordinary course of our business, including claims by employees or former employees, with respect to our products and involving commercial disputes. Our financial statements do not reflect any material amounts related to possible unfavorable outcomes of claims and lawsuits to which we are currently a party because we currently believe that such claims and lawsuits are either adequately covered by insurance or otherwise indemnified, and are not expected, individually or in the aggregate, to result in a material adverse effect on our financial condition. However, it is possible that our results of operations, financial position and cash flows in a particular period could be materially affected by these contingencies if we change our assessment of the likely outcome of these matters

GOODWILL IMPAIRMENT

We perform goodwill impairment tests on an annual basis and between annual tests to determine if events or circumstances indicate that goodwill may have been impaired. In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing, or otherwise exiting businesses, which could result in an impairment of goodwill. Impairment is measured by the difference between the recorded value of goodwill and its implied fair value when the fair value of the reporting unit is less than its net book value.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the group of assets and their eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

STOCK-BASED COMPENSATION

We account for stock-based employee compensation using the intrinsic value method of accounting. Under this method, employee stock-based compensation expense is based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the exercise price of the award. We account for stock options issued to non-employees using the fair value method of accounting, which requires us to assign a value to the stock options issued based on an option pricing model, and to record that value as compensation expense. We use the Black-Scholes option pricing model. If we were to account for stock options issued to employees using the fair value method of accounting rather than the intrinsic value method, our results of operations would be significantly affected.

Special Note Regarding Forward Looking Statements

The information provided in this Annual Report, including statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere contain in addition to historic information, "forward looking" statements or statements which arguably imply or suggest certain things about our future. Statements which express that we "believe", "anticipate", "expect", or "plan to" as well as other statements which are not historical fact, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include, but are not limited to statements about: any competitive advantage we may have as a result of our installed base of electrosurgical generators in the neurosurgery market; our belief that our products exceed industry standards or favorably compete with other companies' new technological advancements; and the future success of our new products and disposable instrumentation in the neurosurgery and other markets; our ability, along with the third parties with whom we contract, to effectively distribute and sell our products and the continued acceptance of our products in the marketplace. These statements are based on assumptions that we believe are reasonable, but a number of factors could cause our actual results to differ materially from those expressed or implied by these statements including:

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

- general economic and business conditions;
- our expectations and estimates concerning future financial performance of our products and the impact of competition;
- existing and future regulations affecting our business;
- other risk factors described in the sections entitled "Factors that Might Affect Future Results" in this report.

We do not intend to update or revise these forward looking statements.

Factors That Might Affect Future Results

The Medical Device Industry Is Highly Competitive, And We May Be Unable to Compete Effectively with Other Companies.

In general, the medical technology industry is characterized by intense competition. We compete with established medical technology and pharmaceutical companies. Competition also comes from early stage companies that have alternative solutions for the markets we serve or intend to serve. Many of our competitors have access to greater financial, technical, research and development, marketing, manufacturing, sales, distribution services and other resources than we do. Further, our competitors may be more effective at implementing their technologies to develop commercial products.

Our competitive position will depend on our ability to achieve market acceptance for our products, develop new products, implement production and marketing plans, secure regulatory approval for products under development, and protect our intellectual property. We may need to develop new applications for our products to remain competitive. Technological advances by one or more of our current or future competitors could render our present or future products obsolete or uneconomical. Our future success will depend upon our ability to compete effectively against current technology as well as to respond effectively to technological advances. Competitive pressures could adversely affect our profitability.

The largest competitor for our neurosurgical generator is the Valleylab division of Tyco International Ltd. In addition, our product lines could compete with smaller specialized companies or larger companies that do not otherwise focus on neurosurgery. Our dental business is small compared to its principal competitors, which sell laser devices. Our new multi-functional bipolar electrosurgical system will compete with monopolar devices manufactured by the Valleylab division of Tyco International Ltd. Finally, in certain cases our products compete primarily against medical practices that treat a condition with medications.

Our Business Depends Significantly On Key Relationships With Third Parties, Which We May Be Unable To Establish And Maintain.

Our current business model depends on our entering into and maintaining distribution or alliance agreements with third parties concerning product marketing and sales. Our most important agreement is with the Codman & Shurtleff, Inc., an affiliate of Johnson & Johnson, for the sale of our neurosurgery products. Sales to Codman accounted for 86% of our sales in fiscal 2004, and 95% and 90% of our sales in fiscal 2003 and 2002, respectively. On October 15, 2004, we entered into a new agreement with Codman extending an exclusive distributorship relationship until March 31, 2005 and a nonexclusive distribution relationship until December 31, 2005. Termination or nonrenewal of this relationship would require us to develop other means to distribute our neurosurgery products and could adversely affect our sales, operations and growth.

Our ability to enter into agreements with third parties depends in part on convincing them that our technology can help them achieve their goals and execute their strategies. This may require substantial time, effort and expense on our part with no guarantee that a relationship will result. We may not be able to establish or maintain these relationships on commercially acceptable terms. Our future agreements may not ultimately be successful. Even if we enter into distribution or alliance agreements, the contracting parties could terminate these agreements, or these agreements could expire before meaningful milestones are reached. The termination or expiration of any of these relationships could have a material adverse effect on our business.

Much of the revenue that we may receive under third party distribution or alliance agreements will depend upon our distributors' ability to successfully introduce, market and sell our products. Our success depends in part upon the performance by these distributors of their responsibilities under these agreements. Some distributors may not perform their obligations when and as we expect. Thus, revenues to be derived from distributors may vary significantly over time and be difficult to forecast. Some of the companies we currently have distribution agreements with or are targeting as potential allies offer products competitive with our products or may develop competitive production technologies or competitive products without our participation, which could have a material adverse effect on our competitive position.

Our Operating Results May Fluctuate

We have experienced operating losses at various times since our inception. Our operating results, including components of operating results, such as gross margin on product sales, may fluctuate from time-to-time which could affect our stock price. Our operating results have fluctuated in the past and can be expected to fluctuate from time-to-time in the future. Some of the factors that may cause these fluctuations include, but are not limited to:

- the introduction of new product lines;
- the level of market acceptance of our products;
- the timing of research and development expenditures;
- timing of the receipt of orders from, and product shipments to, distributors and customers;
- timing of expenditures;
- changes in the distribution arrangements for our products;
- manufacturing or supply delays;
- the time needed to educate and train a distributor's sales force;
- costs associated with product introduction;
- product returns; and
- receipt of necessary regulation approvals.

Our Products May Not Be Accepted In The Market Or May Not Effectively Compete With Other Products Or Technologies.

We cannot be certain that our current products or any other products that we may develop or market will achieve or maintain market acceptance. Certain of the medical indications that can be treated by our devices can also be treated by other medical devices or by medical practices that do not include a device. The medical community widely accepts many alternative treatments, and certain of these other treatments have a long history of use.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

We cannot be certain that our devices and procedures will be able to replace those established treatments or that either physicians or the medical community in general will accept and utilize our devices or any other medical products that we may develop. For example, we cannot be certain that the medical community will accept our new multifunctional electrosurgical generator and proprietary hand-switching bipolar electrosurgical instruments over traditional monopolar electrosurgical generators.

In addition, our future success depends, in part, on our ability to develop additional products. Competitors may develop products that are more effective, cost less, or are ready for commercial introduction before our products. If we are unable to develop additional commercially viable products, our future prospects could be adversely affected.

Market acceptance of our products depends on many factors, including our ability to convince third party distributors and customers that our technology is an attractive alternative to other technologies, to manufacture products in sufficient quantities and at acceptable costs, and to supply and service sufficient quantities of our products directly or through our distribution alliances. In addition, limited funding available for product and technology acquisitions by end users of our products, as well as internal obstacles to end user approval of purchases of our products, could harm acceptance of our products. The industry is subject to rapid and continuous change arising from, among other things, consolidation and technological improvements. One or more of these factors may vary unpredictably, which could materially adversely affect our competitive position. We may not be able to adjust our plan of development to meet changing market demands.

Changes In The Health Care Industry May Require Us To Decrease The Selling Price For Our Products Or Could Result In A Reduction In The Size Of The Market For Our Products, Each Of Which Could Have A Negative Impact On Our Financial Performance.

Trends toward managed care, health care cost containment, and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies that could adversely affect the sale and/or the prices of our products. For example:

- > there has been a consolidation among health care facilities and purchasers of medical devices in the United States who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing our products or demand discounts on our prices;
- > major third-party payors of hospital services, including Medicare, Medicaid and private health care insurers, have substantially revised their payment methodologies, which has resulted in stricter standards for reimbursement of hospital charges for certain medical procedures;
- > Medicare, Medicaid and private health care insurer cutbacks could create downward price pressure on our products;
- > numerous legislative proposals have been considered that would result in major reforms in the U.S. health care system that could have an adverse effect on our business;
- > there is economic pressure to contain health care costs in international markets; and
- > there have been initiatives by third-party payors to challenge the prices charged for medical products that could affect our ability to sell products on a competitive basis.

Both the pressures to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our levels of revenues and profitability of sales.

To Market Our Products under Development We Will First Need To Obtain Regulatory Approval. A Failure To Comply With Extensive Governmental Regulations Could Subject Us To Penalties And Could Preclude Us From Marketing Our Products.

Our research and development activities and the manufacturing, labeling, distribution and marketing of our existing and future products are subject to regulation by numerous governmental agencies in the United States and in other countries. The Food and Drug Administration (FDA) and comparable agencies in other countries impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use.

Products we have under development are subject to FDA approval or clearance prior to marketing for commercial use. The process of obtaining necessary FDA approvals or clearances can take years and is expensive and full of uncertainties. Our inability to obtain required regulatory approval or clearance on a timely or acceptable basis could harm our business. Further, approval or clearance may place substantial restrictions on the indications for which the product may be marketed or to whom it may be marketed. Further studies may be required to gain approval or clearance for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product.

Furthermore, another risk of application to the FDA relates to the regulatory classification of new products or proposed new uses for existing products. In the filing of each application, we are required to make a judgment about the appropriate form and content of the application. If the FDA disagrees with our judgment in any particular case and, for example, requires us to file a PMA application rather than allowing us to market for approved uses while we seek broader approvals or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or approval might not be granted. Approved and cleared products are subject to continuing FDA requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events and product recalls, documentation, and labeling and promotion of medical devices.

The FDA as well as foreign regulatory authorities require that our products be manufactured according to rigorous standards. These regulatory requirements may significantly increase our production costs and may even prevent us from making our products in amounts sufficient to meet market demand. If we change our approved manufacturing process, the FDA may need to review the process before it may be used. Failure to develop our manufacturing capability may mean that even if we develop promising new products, we may not be able to produce them profitably, as a result of delays and additional capital investment costs. In addition, failure to comply with applicable regulatory requirements could subject us to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our product or products based on our technology, and civil and criminal penalties.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Our Intellectual Property Rights May Not Provide Meaningful Commercial Protection For Our Products And Could Adversely Affect Our Ability To Compete In The Market.

Our ability to compete effectively depends in part, on our ability to maintain the proprietary nature of our technologies and manufacturing processes, which includes the ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. We own patents that cover significant aspects of our products. Certain of our patents have expired and others will expire in the future. In addition, challenges may be made to our patents and, as a result, our patents could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours that our patents do not cover. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Further, there is a substantial backlog of patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

Our Competitive Position Depends, In Part, Upon Unpatented Trade Secrets Which We May Be Unable To Protect.

Our competitive position is furthermore dependent upon unpatented trade secrets. Trade secrets are difficult to protect. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that our trade secrets will not be disclosed, or that we can effectively protect our rights to unpatented trade secrets.

In an effort to protect our trade secrets, we generally require our employees, consultants and advisors to execute proprietary information and invention assignment agreements. These agreements typically provide that, except in specified circumstances, all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of the unauthorized use or disclosure of confidential information.

We May Become Subject to a Patent Litigation

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. We cannot assure you that we will not become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of invention.

It May Be Difficult To Replace Some Of Our Suppliers.

Outside vendors, some of whom are sole-source suppliers, provide key components and raw materials used in the manufacture of our products. For example, we currently subcontract the manufacturing of our disposable cord and tubing sets with a single manufacturer. Although we believe that alternative sources for many of these components and raw materials are available, any supply interruption could harm our ability to manufacture our products until a new source of supply is identified and qualified. In addition, an uncorrected defect or supplier's variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture products. We may not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all, and our ability to produce and supply our products could be impaired. If we were suddenly unable to purchase products from one or more of our suppliers, we could need a significant period of time to qualify a replacement, and the production of any affected products could be disrupted. While it is our policy to maintain sufficient inventory of components so that our production will not be significantly disrupted even if a particular component or material is not available for a period of time, we remain at risk that we will not be able to qualify new components or materials quickly enough to prevent a disruption if one or more of our suppliers ceases production of important components or materials.

If Our Manufacturing Facility Was Damaged And/Or Our Manufacturing Processes Interrupted, We Could Experience Lost Revenues And Our Business Could Be Adversely Affected

We manufacture our bipolar generators and irrigators at one facility. Damage to this facility due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease development and manufacturing of some or all of these products. Although we maintain property damage and business interruption insurance coverage on this facility, we may not be able to renew or obtain such insurance in the future on acceptable terms with adequate coverage or at reasonable costs.

We May have Product Liability Claims and Our Insurance May Not Cover All Claims

Our products involve a risk of product liability claims. We may not be able to obtain insurance for the potential liability on acceptable terms with adequate coverage or at reasonable costs. Any potential product liability claims could exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. Further, our insurance may not be renewed at a cost and level of coverage comparable to that then in effect.

The Market Price of Our Stock May be Highly Volatile

During the 2003 and 2004 fiscal years, our common stock has traded in a range of $1.05 and $2.40 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

- Our ability to successfully commercialize our products;
- The execution of new agreements and material changes in our relationships with companies with whom we contract;
- Quarterly fluctuations in results of operations;
- Announcements regarding technological innovations or new commercial products by us or our competitors or the results of regulatory approval filings;
- Market reaction to trends in sales, marketing and research and development and reaction to acquisitions;
- Sales of common stock by existing stockholders; and
- Economic and political conditions.

The Loss Of Key Personnel Could Harm Our Business

We believe our success depends on the contributions of a number of our key personnel, including Jerry L. Malis, our President and Chief Executive Officer. If we lose the services of key personnel, those losses could materially harm our business. We do not maintain any significant key person life insurance on Mr. Malis.

CONSOLIDATED BALANCE SHEETS

September 30,	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,322,559	$ 2,305,556
Accounts receivable, net	646,224	376,915
Inventory	781,604	775,183
Prepaid items and other current assets	146,411	268,371
Deferred income taxes	79,752	51,431
Total Current Assets	3,976,550	3,777,456
Property, Plant and Equipment, Net	147,967	156,697
Goodwill	153,616	153,616
Intangible Assets, Net	218,398	256,681
Other Assets	26,707	29,963
Total Assets	$ 4,523,238	$ 4,374,413
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 245,828	$ 216,457
Deferred revenue	5,750	-
Income taxes payable	6,491	-
Total Current Liabilities	258,069	216,457
Deferred Income Taxes	15,743	19,950
Total Liabilities	273,812	236,407
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock	-	-
Common stock, no par, 20,000,000 shares authorized, shares issued and outstanding at September 30, 2004 and 2003 - 7,913,712	3,528,530	3,528,530
Retained earnings	720,896	609,476
	4,249,426	4,138,006
Total Liabilities and Stockholders' Equity	$ 4,523,238	$ 4,374,413

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended September 30,	2004	2003	2002
Net Sales	$ 4,756,439	$ 4,474,308	$ 5,021,931
Cost of Sales	2,316,304	2,264,902	2,463,209
Gross Profit	2,440,135	2,209,406	2,558,722
Other Costs:			
Selling, general and administrative	1,713,325	1,523,751	1,503,001
Research and development	508,287	489,930	360,111
Amortization	40,469	40,298	63,610
Total Other Costs	2,262,081	2,053,979	1,926,722
Income from Operations	178,054	155,427	632,000
Other Income (Expense), Net	23,030	11,451	23,111
Income before Income Taxes	201,084	166,878	655,111
Provision for Income Taxes	89,664	57,953	274,584
Net Income	$ 111,420	$ 108,925	$ 380,527
Income per Share:			
Basic income per common share	$ 0.01	$ 0.01	$ 0.05
Diluted income per common share	$ 0.01	$ 0.01	$ 0.05
Basic weighted average common shares outstanding	7,913,712	7,960,676	8,067,286
Diluted weighted average common shares outstanding	7,976,833	7,986,448	8,154,570

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended September 30, 2004, 2003 and 2002

	Common Stock No Par Value			
	Number of Shares	Common Stock Amount	Retained Earnings	Total Stockholders' Equity
Balances, October 1, 2001	8,067,812	$ 3,748,724	$ 120,024	$ 3,868,748
Purchases and Retirement of Common Shares	(26,500)	(46,878)	-	(46,878)
Net Income for the Year Ended September 30, 2002	-	-	380,527	380,527
Balances, September 30, 2002	8,041,312	3,701,846	500,551	4,202,397
Purchases and Retirement of Common Shares	(127,600)	(173,316)	-	(173,316)
Net Income for the Year Ended September 30, 2003	-	-	108,925	108,925
Balances, September 30, 2003	7,913,712	3,528,530	609,476	4,138,006
Net Income for the Year Ended September 30, 2004	-	-	111,420	111,420
Balances, September 30, 2004	7,913,712	$ 3,528,530	$ 720,896	$ 4,249,426

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended September 30,	2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$ 111,420	$ 108,925	$ 380,527
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	70,087	66,641	84,784
Writedown of property, plant and equipment	-	16,500	5,300
Reduction of allowance for loans and advances to employee	-	-	(47,790)
Interest accrued on loans and advances to employees and related parties	(2,313)	(2,382)	(2,810)
Provision for obsolete and slow moving inventory	70,386	109,635	52,875
Provision for (recovery of) bad debts, returns and allowances	13,609	(43,000)	50,003
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable, net	(282,918)	4,024	217,208
(Increase) decrease in inventory	(76,807)	(1,986)	263,829
(Increase) decrease in deferred tax assets	(28,321)	24,862	28,087
(Increase) decrease in other assets	3,256	(25,792)	1,275
(Increase) decrease in prepaid items and other current assets	117,773	(135,205)	(38,705)
Increase (decrease) in accounts payable and accrued expenses and income taxes payable	35,862	(136,824)	70,095
Increase in deferred revenue	5,750	-	-
Increase (decrease) in deferred tax liability	(4,207)	5,593	(4,923)
Net cash provided by (used in) operating activities	33,577	(9,009)	1,059,755
Cash Flows from Investing Activities:			
Proceeds from repayment of employee loans	6,500	10,000	57,261
Loans and advances to employees	-	-	(1,436)
Acquisition of intangible assets	(2,187)	(2,608)	(8,621)
Purchases of property, plant and equipment	(20,887)	(63,409)	(16,805)
Net cash provided by (used in) investing activities	(16,574)	(56,017)	30,399
Cash Flows from Financing Activities:			
Repurchase of common stock	-	(173,316)	(46,878)
Net cash used in financing activities	-	(173,316)	(46,878)
Net Increase (Decrease) in Cash and Cash Equivalents	17,003	(238,342)	1,043,276
Cash and Cash Equivalents, beginning of year	2,305,556	2,543,898	1,500,622
Cash and Cash Equivalents, end of year	$2,322,559	$2,305,556	$2,543,898
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ -	$ -	$ -
Income taxes	$ 21,400	$ 271,300	$ 186,960

The accompanying notes are an integral part of these financial statements.

Notes To Consolidated Financial Statements

1 | The Company and Summary of Significant Accounting Policies

THE COMPANY

Valley Forge Scientific Corp. ("VFSC") was incorporated on March 27, 1980 in the Commonwealth of Pennsylvania and is engaged in the business of developing, manufacturing and selling medical devices and products. On August 18, 1994, VFSC formed a wholly-owned subsidiary, Diversified Electronics Company, Inc. ("DEC"), a Pennsylvania corporation, in order to continue the operations of Diversified Electronics Corporation, a company which was merged with and into VFSC on August 31, 1994. VFSC and DEC are referred to herein as the "Company".

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying financial statements consolidate the accounts of the parent company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash equivalents to be all highly liquid investments with original maturities of three months or less. Substantially all cash and cash equivalents are held in one major financial institution.

SEGMENT INFORMATION

The Company has one operating segment comprised of its bipolar electrical generators and instrumentation products. The Company's business is conducted entirely in the United States. Major customers are discussed in Note 10.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, receivables, accounts payable and other accrued expenses approximate fair value because of their short maturities.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year balances to conform to the current presentation.

REVENUE RECOGNITION

The Company sells its products to U.S. based national and international distributors and dealers which include Codman and Shurtleff, Inc. ("Codman"), an affiliate of a major medical company. A significant part of the Company's sales are made pursuant to a distribution agreement with Codman, the Company's largest customer, which provides for worldwide exclusive distribution rights of neurosurgery products during the term of this agreement. This distribution agreement includes a minimum purchase obligation which is adjusted annually during the term of the agreement. It also includes a price list for the specified products, which is fixed for a period of time, after which these prices are subject to adjustment by the Company due to changes in manufacturing cost or technological improvements to the products. In November 2003, this agreement was extended for three months to March 31, 2004, with a minimum purchase obligation during this period of $1,000,000. In March 2004, the agreement was further extended for three months through June 30, 2004, with a minimum purchase obligation during that period of $1,000,000 and on June 29, 2004, it was extended again through September 30, 2004, with the same $1,000,000 minimum purchase obligation during that period. All other terms of the distribution agreement remained in full force and effect for the year ended September 30, 2004. (See Subsequent Events for explanation of a new agreement with this customer).

During the three months ended March 31, 2004, Codman elected to pay the Company $57,920, pursuant to the distribution agreement in lieu of purchasing approximately $116,000 of product which would have been required to meet the minimum purchase obligation under the agreement, as extended, for the period. The Company received the payment on April 16, 2004. The amount received is included in sales for the year ended September 30, 2004. Had this amount not been recorded, sales would have been $4,698,519 for the year ended September 30, 2004 and gross profit would have been $2,382,215 (50.7% of sales). No such payment to the Company was required in the quarters ended June 30, 2004 or September 30, 2004.

Product revenue is recognized when the product has been shipped which is when title and risk of loss has been transferred to the customer. Service revenue substantially relates to repairs of products and is recognized when the service has been completed. Revenues from license and royalty fees are recorded when earned.

The Company reduces revenue for customer returns and allowances. In addition, the Company accrues for warranty cost and other allowances based on its experience and reflects these accruals in cost of sales or administrative expense as applicable.

INVENTORY

Inventory is stated at the lower of cost, determined by the moving average cost method, or market. The Company provides inventory allowances based on slow-moving and obsolete inventories.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which vary from three to thirty-nine years. Leasehold improvements are being amortized over the related lease term or estimated useful lives, whichever is shorter.

Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the gains or losses are reflected in the results of operations. Routine maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS AND GOODWILL

Intangible assets, consisting of patents, licensing agreements, proprietary know-how, logos and cost of acquisition are amortized to operations under the straight-line method over their estimated useful lives or statutory lives, whichever is shorter. Acquisition costs have been capitalized and are being amortized over 5 years. All other intangible assets, except for goodwill, are being amortized over periods ranging from 10 to 17 years.

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which addresses the financial accounting and reporting standards for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. Pursuant to adoption of this accounting standard, on October 1, 2001, a transitional impairment test was completed on March 31, 2002, and no impairment was identified. Subsequent impairment tests have been performed annually as of March 31, 2003 and 2004 and no impairment has been identified. In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective October 1, 2001. Therefore, goodwill has not been amortized in any year presented in these financial statements.

Notes To Consolidated Financial Statements (continued)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company has adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 144). Pursuant to SFAS 144, long-lived assets, or asset groups and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted cash flows resulting from the use of the asset, or asset groups, and its eventual disposition. Measurement of an impairment loss for long-lived assets, or asset groups, and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets, or asset groups and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

RESEARCH AND DEVELOPMENT

Costs associated with development of new products are charged to operations as incurred.

ADVERTISING COSTS

Advertising expenditures relating to the advertising and marketing of the Company's products and services are expensed in the period the advertising costs are incurred. Prior to 2003, substantially all cost of such product marketing and advertising had been borne by the Company's major distributors. During the year ended September 30, 2003, due to the Company's strategy shift to market and sell the Bident Dental Products utilizing the Company's proprietary resources, the Company incurred marketing and advertising costs of approximately $161,000. For the year ended September 30, 2004, these costs were approximately $130,000.

INCOME TAXES

Tax provisions and credits are recorded at enacted tax rates for taxable items included in the consolidated statements of operations regardless of the period for which such items are reported for tax purposes. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when the determination can be made that it is more likely than not that some portion or all of the related tax assets will not be realized.

COMPREHENSIVE INCOME

The Company reports components of comprehensive income under the requirements of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity.

EARNINGS PER SHARE

The Company computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding, which include convertible debentures, stock options and warrants.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123" (SFAS 148). SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 was effective for the Company as of January 1, 2003. The Company has not elected a voluntary change in accounting to the fair value based method, and accordingly, the adoption of SFAS 148 did not have any impact on the Company's results of operations or financial position.

Employee stock plans are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", (APB 25). The Company utilizes the Black-Scholes option valuation model to value stock options for pro forma presentation of income and per share data as if the fair value based accounting method in SFAS 123 had been used to account for stock-based compensation. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. In accordance with SFAS 123, only stock options granted after September 30, 1995 have been included for the Company's pro forma information as follows:

	September 30, 2004	2003	2002
Additional compensation expense, net of tax effect	$ 56,229	$ 57,180	$ 89,333
Pro forma net income	55,191	51,745	291,194
Pro forma income per share:			
Basic	0.01	0.01	0.04
Diluted	0.01	0.01	0.04

RECENT ACCOUNTING PRONOUNCEMENT

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (SFAS 151). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company does not expect the adoption of this pronouncement to have a material impact on its future financial condition or results of operations.

2 | Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable consists of the following:

	September 30, 2004	2003
Accounts receivable	$ 661,704	$ 378,786
Less: Allowances	15,480	1,871
	$ 646,224	$ 376,915

Notes To Consolidated Financial Statements (continued)

The Company provided for estimated doubtful accounts through charges to selling, general and administrative expenses for $5,179, $ - 0 - and $50,003 for the years ended September 30, 2004, 2003 and 2002, respectively, and wrote-off $ - 0 - , $ - 0 - , and $34,375, respectively, against this allowance for these periods.

In addition, during the year ended September 30, 2004 the Company increased the allowance by approximately $8,400 based on its experience with sales returns, primarily related to medical products and instruments.

During the year ended September 30, 2003, the Company recorded a benefit of $43,000 arising from the collection of an account receivable which had been previously provided for, and further reduced the allowance by approximately $2,700.

3 | Inventory

The Company provides an allowance for slow moving and potentially obsolete inventory. Inventory consists of the following:

	September 30, 2004	2003
Finished goods	$ 94,405	$ 88,401
Work-in-process	396,810	316,600
Materials and parts	424,052	433,459
	915,267	838,460
Less: Allowance for slow moving and obsolete inventory	133,663	63,277
	$ 781,604	$775,183

The Company provided for obsolete and slow moving inventory through charges to cost of sales for $70,386, $109,635 and $52,875 in the years ended September 30, 2004, 2003 and 2002, respectively, and wrote off $ - 0 - , $134,928 and $41,183, respectively, against this allowance in these periods.

4 | Property, Plant And Equipment

	Useful Life (Years)	September 30, 2004	2003
Land	-	$ 11,953	$ 11,953
Buildings and improvements	15 - 39	103,467	94,832
Furniture and fixtures	5 - 7	17,953	17,953
Laboratory equipment	5 - 10	378,159	370,119
Office equipment	5	185,530	181,318
Leasehold improvements	3 - 5	9,413	9,413
		706,475	685,588
Less: Accumulated depreciation and amortization		558,508	528,891
		$ 147,967	$ 156,697

Depreciation is reflected in both cost of sales and selling, general and administrative expenses. Total depreciation for the years ended September 30, 2004, 2003 and 2002 was $29,617, $26,343 and $21,174, respectively. In addition, in accordance with SFAS 144, the Company wrote down certain molding equipment intended to be utilized in the production of certain disposable surgical products, to their estimated fair values. For the years ended September 30, 2004, 2003 and 2002, the Company wrote down $ - 0 - , $16,500 and $5,300, respectively. These write downs are included in the statement of operations under the caption "Other Income (Expense), Net".

5 | Intangible Assets

Intangible assets consist of the following:

	Useful Life (Years)	September 30, 2004	2003
Patents/trademarks/logos, licensing agreements	17	$573,804	$ 571,617
Proprietary know-how	15	452,354	452,354
Acquisition costs	5	55,969	55,969
		1,082,127	1,079,940
Less: Accumulated amortization		863,729	823,259
		$ 218,398	$ 256,681

Total amortization for the years ended September 30, 2004, 2003 and 2002 was $40,470, $40,298 and $63,610, respectively. Amortization for the years ended September 30, 2005, 2006, 2007, 2008 and 2009 is estimated to be $40,778, $40,778, $40,665, $40,131 and $34,902, respectively.

During the year ended September 30, 2003, a patent for the technology underlying the "aperiodic" wave form utilized in some of the Company's products expired. The remaining patent, which relates to the Company's current bi-polar generators expires in the fiscal year ending September 30, 2011.

6 | Related Party Transactions

LOANS RECEIVABLE

On July 6, 1998, Jerry L. Malis, a principal shareholder, director and officer of the Company, borrowed $15,015 from the Company. The note is payable on demand and has a stated rate of interest of 5.42%, the then current "Applicable Federal Rate" as set forth under the Internal Revenue Code. The Company has additional loans due from Jerry L. Malis payable on demand with similar interest terms as stated above ranging from 4.83% to 6.97%. The collective loans, which total $41,792 as of September 30, 2004, are partially secured by 5,833 shares of common stock of the Company. As of September 30, 2004 the pledged stock had a value of approximately $9,333.

The balance of these loans is included on the balance sheet under the caption "prepaid items and other current assets" and as of September 30, 2004 and 2003, was $41,792 and $45,979, respectively, which includes accrued interest of $20,461 and $18,148, respectively.

CONSULTING SERVICES

During 2004, 2003 and 2002, the Company engaged R.H. Dick and Company, Inc., a corporation owned by Robert H. Dick, a director of the Company, to provide certain investment banking and consulting services. For the years ended September 30, 2004, 2003 and 2002, the Company incurred consulting fees for these services, excluding reimbursement of out-of-pocket expenses in an amount totaling $7,500, $10,000 and $10,000, respectively. As of September 30, 2004 and 2003, the Company owed R.H. Dick and Company $ - 0 - and $5,000, respectively. The liability is reflected on the balance sheet under the caption "accounts payable and accrued expenses".

Also, commencing in June 2004, the Company engaged Bruce Murray, a director, to provide certain business consulting services. The fees for these services totaled $30,025, excluding reimbursements of out-of-pocket expenses. The amount owed Bruce Murray at September 30, 2004 was $12,128 and is reflected on the balance sheet under the caption "accounts payable and accrued expenses".

Notes To Consolidated Financial Statements (continued)

7 | Line Of Credit

The Company has a line of credit of $1,000,000 with Wachovia Bank, formerly First Union National Bank, which calls for interest to be charged on any loans under this line equal to the bank's national commercial rate. The line is unsecured and any borrowing under the line would be payable on demand, require monthly interest payments on any unpaid principal and a reduction of any loan balance to zero for a minimum of thirty consecutive days during each twelve month period. In addition, the loan covenant calls for a minimum tangible net worth of no less than $3,000,000 during the term of the extended line of credit. At September 30, 2004 and 2003, there were no outstanding balances under this line.

8 | Commitments And Contingencies

LITIGATION

The Company is subject from time to time to litigation arising from the normal course of business. In management's opinion, any such contingencies would be covered under its existing insurance policies or would not materially affect the Company's financial position or results of operations.

On July 25, 2001, the Company was named as a defendant in a lawsuit filed in the United States District Court for the Eastern District of Pennsylvania by a former employee alleging gender discrimination and sexual harassment. On March 2, 2002, the Company, without admitting any liability, entered into a settlement agreement and pursuant to this agreement, paid the plaintiff $37,000, an amount which was net of certain amounts due from this party. This payment is reflected in other costs under selling, general and administrative expenses for the year ended September 30, 2002.

On September 19, 2002, the Company was served with a complaint that was filed in the Superior Court of the State of Arizona, County of Maricopa, entitled Jeffrey Turner and Cathryn Turner et al v. Phoenix Children's Hospital, Inc., et al, (CV 2002-010791) in which the Company was named as one of the defendants. The plaintiffs seek damages in excess of the Company's product liability policy limit of $1,000,000 for alleged permanent brain damage suffered by a four year old girl as a result of an alleged defective or defectively designed generator used in a neurological procedure that took place in June 2000. The Company's product liability insurance carrier is providing the Company's defense in this matter. This insurance coverage has a $10,000 deductible that applies to attorney fees and damages which has been provided for in other costs under selling, general and administrative expense for the year ended September 30, 2002. In an answer that was filed on November 26, 2002, the Company denied any wrongdoing. The Company believes the claim is without merit and is vigorously defending itself in this action. This case is currently in the discovery process.

REGULATORY COMPLIANCE

The Company is subject to regulatory requirements throughout the world. In the normal course of business, these regulatory agencies may require companies in the medical industry to change their products or operating procedures, which could affect the Company. The Company regularly incurs expenses to comply with these regulations and may be required to incur additional expenses. Management is not able to estimate any additional expenditures outside the normal course of operations which will be incurred by the Company in future periods in order to comply with these regulations.

EMPLOYMENT AGREEMENT

On October 1, 2002, the Compensation Committee of the Board of Directors approved a base salary of $220,000 for Jerry L. Malis, the Chairman and CEO of the Company. His base salary for the years ended September 30, 2004, 2003 and 2002 were approximately $220,000, $220,000 and $199,000.

Subsequent to September 30, 2002, the Compensation Committee of the Board of Directors approved a $25,000 cash bonus to Mr. Malis for services rendered during the year ended September 30, 2002. The bonus was accrued for the year ended September 30, 2002 and is reflected on the statement of operations in "selling, general and administrative expenses".

401(K) PROFIT SHARING PLANS

The Company's 401(k) Plan and Profit Sharing Plan cover full-time employees who have attained the age of 21 and have completed at least one year of service with the Company. Under the 401(k) Plan, an employee may contribute an amount up to 25% of his compensation to the Plan on a pretax basis not to exceed the current Federal limitation per year (as adjusted for cost of living increases). Amounts contributed to the 401(k) Plan are nonforfeitable.

Under the Profit Sharing Plan, a member in the plan participates in the Company's contributions to the Plan as of December 31 in any year, with allocations to individual accounts based on annual compensation. An employee does not fully vest in the plan until completion of three years of employment. The Board of Directors determines the Company's contributions to the plan on a discretionary basis. The Company has not made any contributions to date.

STOCK OPTION PLANS

On July 6, 1988, the Company adopted a Nonqualified Employee Stock Option Plan (the "1988 Plan") pursuant to which 500,000 shares of Common Stock have been reserved for issuance to employees, officers, directors or consultants of the Company. Options granted pursuant to this plan were nontransferable and expired if not exercised after ten years from the date of grant or for such lesser term as approved by the Board of Directors. Options may be granted in such amounts and at such prices as determined by the Board of Directors, but the price per share shall not be less than the fair market value of the Company's Common Stock as of the date of grant.

On January 16, 2001, pursuant to the adoption of the 2001 Stock Plan (the "2001 Plan"), the 1988 plan was terminated. As of the date the plan was terminated, a total of 404,800 options had been granted and were outstanding.

On December 12, 2000, the Company adopted a Non-employee Directors Stock Option Plan ("Directors Plan") pursuant to which 150,000 shares of Common Stock have been reserved for issuance to non-employee directors of the Company. The Directors Plan was approved by the Company's stockholders on March 14, 2001. Shares issued pursuant to options granted under this plan may be issued from shares held in the Company's treasury or from authorized and unissued shares. Under this plan, each Director, on an annual basis, shall be automatically granted 10,000 options upon the first business day after being elected a director. The options are immediately vested on the date of grant. Discretionary options granted pursuant to this plan shall be determined by the Board of Directors or a duly appointed stock option committee (the "Committee"). Options granted pursuant to this plan shall be nonqualified stock options as defined in Section 422 of the Internal Revenue Code, will be nontransferable and expire if not exercised after ten years from the date of grant or for such lesser term as approved by the Committee. All options shall be issued at a price per share equal to the fair market value of the Company's Common Stock as of the date of grant.

On January 16, 2001, the Company adopted the 2001 Stock Plan (the "2001 Plan") pursuant to which 345,000 shares of Common Stock have been reserved for issuance to employees, officers and consultants of the Company. The 2001 plan was approved by the Company's stockholders on March 14, 2001. Shares issued pursuant to this plan may be issued from shares held in the Company's treasury or from authorized and unissued shares. Options granted pursuant to this plan are generally nontransferable, except in the event of a participant's death, in which case the options shall be transferable to the participant's designated beneficiary or as permitted by law. The options shall expire if not exercised after ten years from the date of grant or for such lesser term as approved by the Board of Directors or a duly appointed committee. Options issued to employees who are then later terminated for cause generally are immediately forfeited. Options may be granted in such amounts and at such prices as determined by the Board of Directors or the duly appointed committee, but the price per share shall not be less than the fair market value of the Company's Common Stock as of the

Notes To Consolidated Financial Statements (continued)

date of grant in the case of an incentive stock option and not less than 85% of the fair market value of the Company's Common Stock as of the date of grant in the case of a non-qualified stock option, as defined in section 422 of the Internal Revenue Code.

As referred to in Note 1, the Company has adopted the disclosure provisions of SFAS 123 and SFAS 148. As permitted under these statements, the Company retained its current method of accounting for stock compensation in accordance with APB 25.

Following is a summary of the Company's various stock option plans:

	Shares	Range of Exercise Prices Per Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Options outstanding at October 1, 2001	483,075	$1.13 - 4.25	$2.29	7.39
Granted	47,500	1.85 - 2.75	2.42	9.64
Exercised	-	-	-	-
Surrendered, forfeited or expired	(12,725)	1.13 - 4.25	2.55	5.38
Options outstanding at September 30, 2002	517,850	1.13 - 4.25	2.30	6.31
Granted	50,000	1.06 - 1.70	1.22	9.46
Exercised	-	-	-	-
Surrendered, forfeited or expired	(88,000)	1.50 - 3.63	3.11	2.47
Options outstanding at September 30, 2003	479,850	1.06 - 4.25	2.04	6.55
Granted	30,000	1.79	1.79	9.50
Exercised	-	-	-	-
Surrendered, forfeited or expired	(2,600)	1.85 - 4.25	3.79	1.63
Options outstanding at September 30, 2004	507,250	$1.06 - 3.75	$2.01	5.96

As of September 30, 2004, 457,250 of these options outstanding are vested and are exercisable at prices ranging from $1.06 to $3.75 which correspond to a weighted average exercise price of $1.97 and a weighted average remaining contractual life of 5.97 years.

Assumptions used in the Black-Scholes option valuation model to estimate the value of the Company's options included in pro forma amounts in Note 1 are as follows:

	For the Years Ended September 30,		
	2004	2003	2002
Risk-free interest (based on U.S. Government strip bonds on the date of grant with maturities approximating the expected option term)	4.00%	3.65% - 4.00%	3.84% - 5.13%
Dividend yields	0%	0%	0%
Volatility factors of the expected market price of the Company's Common Stock (based on historical data)	79.70%	158.4% - 163.9%	165.1% - 169.7%
Expected life of options	10 Years	10 Years	10 Years

The weighted average fair value of options granted during the years ended September 30, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Stock Prices Equal to Exercise Price	$1.49	$1.21	$2.40
Stock Prices in Excess of Exercise Price	$ -	$ -	$ -
Stock Prices Less than Exercise Price	$ -	$ -	$ -

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimated, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. In management's opinion existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable.

OPERATING LEASES

The Company leases approximately 4,200 square feet of office and warehouse space in an office building in Oaks, Pennsylvania, from GMM Associates, a Pennsylvania general partnership, whose partners are Jerry L. Malis, Leonard I. Malis, (principal shareholders, directors, and/or officers of the Company), and the Francis W. Gilloway Marital Trust, the successor in interest to Thomas Gilloway, an officer of the Company until the time of his death on February 18, 2001. The lease which commenced on July 1, 1995 for a term of five years provided for a monthly base rent of $4,716 (with increases based on increases in the consumer price index) which include costs associated with real estate taxes, maintenance and utilities. During December 2000, the lease was extended for an additional term of five years effective as of July 1, 2000 and calls for a monthly base rent of $4,643 (with increases on June 30th of each year based on increases in the Producer Price Index). All other terms remain the same. The related expense for this lease for the years ended September 30, 2004, 2003 and 2002 was $60,517, $59,608 and $57,740, respectively. As of September 30, 2004, the Company was current on all rental obligations due the related party.

The Company has also entered into leases for certain equipment under operating lease agreements with terms ranging between two and four years.

A schedule of future minimum payments under operating leases is as follows:

	Years ending September 30,	
	Related Party	Other Operating
2005	$ 46,400	$ 22,244
2006	-	14,958
2007	-	9,147
2008	-	680
	$ 46,400	$ 47,029

9 | Major Customers

For the years ended September 30, 2004, 2003 and 2002, a significant part of the Company's revenues were derived from one major customer pursuant to a distribution agreement under which the Company granted the exclusive right to sell its electrosurgical systems and other products developed by the Company in the field of neurosurgery. Revenues derived from this customer are approximately as follows:

Notes To Consolidated Financial Statements (continued)

	Revenues	Percent of Total Revenues
Year ended September 30, 2004	$4,099,000	86%
Year ended September 30, 2003	$4,231,000	95%
Year ended September 30, 2002	$4,515,000	90%

At September 30, 2004 and 2003, this customer accounted for approximately 87% and 93%, respectively, of the Company's accounts receivable.

10 | Stockholders' Equity

COMMON STOCK

On August 26, 1999, the Company filed an amended and restated Certificate of Incorporation increasing the shares of Common Stock the Company is authorized to issue from 10,000,000 to 20,000,000 shares with no stated par value.

The holders of Common Stock have no preemptive rights and the Common stock has no redemption, sinking fund or conversion provisions. Each share of Common Stock is entitled to one vote on any matter submitted to the holders and to equal rights in the assets of the Company upon liquidation. All of the outstanding shares of Common Stock are fully paid and nonassessable.

In April 2000, the Board of Directors of the Company approved a stock repurchase program continuing a prior program whereby the Company may, from time to time, repurchase on the open market up to 200,000 shares of the Company's Common Stock. In August 2002, the Board of Directors of the Company voted to terminate the then existing program and approved a new program for the repurchase of up to 200,000 shares of the Company's Common Stock. During the fiscal years ended September 30, 2004, 2003 and 2002, the Company repurchased for retirement - 0 - , 127,600 and 26,500 shares at an aggregate cost of $ - 0 - , $173,316 and $46,878, respectively.

PREFERRED STOCK

The Company is authorized to issue 487 shares of preferred stock, $1,000 par value. The holders of the preferred stock would have no voting rights or preemptive rights. Upon liquidation of the Company, a $1,000 per share liquidating dividend must be paid upon each issued and outstanding share of preferred stock before any liquidating dividend is paid on the Common Stock. For each of the years ended September 30, 2004, 2003 and 2002, there were no issued or outstanding preferred shares, and the Company has no intention to issue any preferred stock in the immediate future.

11 | Earnings Per Share

	For the Years Ended September 30, 2004	2003	2002
Basic Income Per Share:			
Income available to common shareholders	$ 111,420	$ 108,925	$ 380,527
Weighted average shares outstanding	7,913,712	7,960,676	8,067,286
Basic Income Per Share	$ 0.01	$ 0.01	$ 0.05
Diluted Income Per Share:			
Income available to common shareholders	$ 111,420	$ 108,925	$ 380,527
Weighted average shares outstanding	7,913,712	7,960,676	8,067,286
Dilutive shares issuable in connection with stock plans	63,121	25,772	87,284
Diluted weighted average common shares outstanding	7,976,833	7,986,448	8,154,570
Diluted Income Per Share	$ 0.01	$ 0.01	$ 0.05

Options to purchase 507,250, 479,850 and 517,850 shares of common stock were outstanding at September 30, 2004, 2003 and 2002, respectively, and 302,250, 314,850 and 68,100 of these shares were not included in the computation of diluted earnings per share in accordance with SFAS 128, as the potential shares are considered anti-dilutive.

12 | Provision For Income Taxes

Provision for income taxes is as follows:

	For the Years Ended September 30, 2004	2003	2002
Current:			
Federal	$ 81,350	$ 19,075	$ 204,500
State	32,550	12,790	40,200
	113,900	31,865	244,700
Deferred:			
Federal	(21,840)	18,392	20,703
State	(2,396)	7,696	9,181
	(24,236)	26,088	29,884
	$ 89,664	$ 57,953	$ 274,584

The Company's effective tax rate was 44.6%, 34.7% and 41.9% for the years ended September 30, 2004, 2003 and 2002, respectively. Reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

	For the Years Ended September 30, 2004	2003	2002
Computed at the statutory rate	30.7%	28.3%	34.0%
State taxes net of federal tax benefit	6.9	7.2	6.6
Other	7.0	(0.8)	1.3
	44.6%	34.7%	41.9%

Certain items of income and expense are recognized in different years for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these temporary differences. The items that give rise to deferred income taxes are as follows:

	September 30, 2004	2003
Deferred Tax Assets:		
Difference in capitalization of inventory cost	$73,468	$ 50,670
Difference in reporting bad debts	6,284	761
Total Deferred Income Taxes	$79,752	$ 51,431
Deferred Tax Liability:		
Difference in reporting depreciation and amortization on long-term assets	$ 15,743	$ 19,950
Total Deferred Income Taxes	$ 15,743	$ 19,950

Notes To Consolidated Financial Statements (continued)

13 | Concentrations Of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of short-term cash investments and trade receivables. The Company maintains substantially all of its banking activities with one bank and cash balances throughout the year generally exceeded the federally insured limits of the FDIC and SIPC of $100,000. The Company typically invests cash balances which exceed $100,000 in money market accounts, money market mutual funds or short-term municipal securities. At September 30, 2004 and 2003, the balances the Company held in these securities was approximately $2,234,000 and $2,163,000, respectively. As indicated in Note 9, at September 30, 2004 and 2003, accounts receivable from the Company's largest customer comprised approximately 87% and 93%, respectively, of its net accounts receivable. Because these receivables are due from a subsidiary of a major medical products company, and arose from sales pursuant to an agreement with this company, management believes that its potential credit risk associated with this receivable is minimal.

14 | Quarterly Results (Unaudited)

The following table presents selected unaudited quarterly operating results for the Company's eight quarters ended September 30, 2004 for continuing operations. The Company believes that all necessary adjustments have been made to present fairly the related quarterly results.

Fiscal 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 1,199,469	$ 1,132,771	$ 1,274,389	$ 1,149,810	$ 4,756,439
Gross profit	644,165	620,907	652,321	522,742	2,440,135
Income (loss) from operations	121,858	13,612	109,721	(67,137)	178,054
Net income (loss)	72,979	7,579	65,006	(34,144)	111,420
Basic and diluted net income (loss) per common share	$ 0.01	$ 0.00	$ 0.01	$ (0.00)	$ 0.01
Fiscal 2003					
Net sales	$ 1,019,942	$ 1,289,136	$ 1,081,872	$ 1,083,358	$ 4,474,308
Gross profit	486,355	665,733	583,749	473,569	2,209,406
Income from operations	60,639	45,742	43,230	5,816	155,427
Net income	40,139	29,593	37,353	1,840	108,925
Basic and diluted net income per common share	$ 0.01	$ 0.00	$ 0.01	$ 0.00	$ 0.01

Notes To Consolidated Financial Statements (continued)

15 | Subsequent Events

On October 22, 2004, the Company executed an Option Agreement with Dr. Leonard I. Malis, a director and stockholder of the Company, giving the Company the right to purchase from Dr. Malis his "Malis" trademark as registered with the U.S. Patent and Trademark Office. The Company paid Dr. Malis $35,000 for this option which terminates on September 30, 2005. This option is renewable on an annual basis through October 1, 2008, and the agreement provides a schedule of amounts that are required to be paid for each annual renewal period. If all renewal periods are utilized the total that would be paid by the Company to extend the option through September 30, 2009, would be $175,000. The exercise price of the option is $4,157,504 that would be paid with an initial payment of $159,904, and the execution of a note payable to Dr. Malis for $3,997,600 which includes interest. This note would be secured by a security interest in the Company's rights to the "Malis" trademark, and certain of the Company's patents.

On October 25, 2004, the Company executed a Supply and Distribution Agreement ("the Agreement"), with Stryker Corporation (a Michigan corporation), ("Stryker"), which provides for the Company to supply to Stryker and for Stryker to distribute exclusively, on a world-wide basis, a generator for the percutaneous treatment of pain. The Agreement is for a term of five years after the first acceptance of the generator by Stryker, which was on November 11, 2004.

There is a minimum purchase obligation that is specified by "Agreement Year". The first Agreement Year commenced on the date of the first acceptance by Stryker of a generator product delivered by the Company as ready for commercial sale, which was November 11, 2004, and ends on the last day of the calendar quarter in which the first anniversary date of such inception date occurs. In the first Agreement Year Stryker is required to make minimum purchases of $987,500 comprised of demonstration and commercial sales units. In the second and third Agreement Years, Stryker is required to make minimum purchases in each year of $487,500 of commercial sales units.

On or before the beginning of the last calendar quarter of the third Agreement Year, and each Agreement Year thereafter, the Company and Stryker will conduct good faith negotiations regarding the minimum purchase obligation for the next Agreement Year. Also, during the first two months of the last calendar quarter in any Agreement Year, the Company and Stryker will conduct good faith negotiations regarding changes in prices that will take effect on the first day of the ensuing Agreement Year. Any price increase is limited to 3% over the price in effect for the preceding Agreement Year. The Agreement also provides Stryker certain rights for other new product concepts developed by the Company in both pain control and expanded market areas. The Agreement contains various terms related to the provision of repair services for the product by the Company and maintenance of spare parts, the Distributor's obligation to market the product, to provide training to sales personnel, and other provisions.

On October 15, 2004, the Company executed a new distribution agreement with Codman & Shurtleff, Inc., its largest customer, ("Codman"), for the period October 1, 2004 through December 31, 2005. The agreement provides for exclusive worldwide distribution rights of neurosurgery products in the fields of neurocranial and neurospinal surgery until March 31, 2005, and non-exclusive rights in these fields from April 1, 2005 through December 31, 2005. The agreement also includes a price list for the specified products, and a minimum purchase obligation of $1,000,000 per calendar quarter through March 31, 2005. There is no minimum purchase obligation for the period April 1, 2005 through December 31, 2005.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Valley Forge Scientific Corp. and Subsidiary
Oaks, Pennsylvania

We have audited the accompanying consolidated balance sheets of Valley Forge Scientific Corp. and Subsidiary as of September 30, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Forge Scientific Corp. and Subsidiary as of September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with U. S. generally accepted accounting principles.



Samuel Klein and Company

SAMUEL KLEIN AND COMPANY

Newark, New Jersey
November 19, 2004

DIRECTORS AND EXECUTIVE OFFICERS

Jerry L. Malis
Chairman of the Board
CEO & President

Louis Uchitel*
Director
Private Investor

Leonard I. Malis, M.D., F.A.C.S
Director
Professor and Chairman Emeritus of Neurosurgery
Mount Sinai School of Medicine, New York, NY

Bruce A. Murray
Director, Vice Chairman
Executive Vice President & Chief Operating Officer

Robert H. Dick*
Director
Principal of R.H. Dick & Company, Inc.

Marguerite Ritchie
Vice President – Director of Operations, Secretary

Michael Ritchie
Vice President – General Manager, Treasurer

* *Denotes Members of Audit and Compensation Committees*

COUNSEL

Schenkman Jennings & Howard, LLC
Princeton, NJ

INDEPENDENT AUDITORS

Samuel Klein and Company
Newark, NJ

HEADQUARTERS

136 Green Tree Rd.
PO Box 1179
Oaks, PA 19456
Phone: 610-666-7500
Fax: 610-666-7565

SECURITIES INFORMATION

Inquiries regarding the transfer requirements, lost certificates and change of address should be directed to the Transfer Agent.

ANNUAL REPORT ON FORM 10-K

The Annual Report on Form 10-K of Valley Forge Scientific Corp., filed with the Securities and Exchange Commission, may be obtained upon written request without charge. Exhibits will be provided upon written request and payment of an appropriate processing fee. Requests should be directed to:

Investor Relations
Valley Forge Scientific Corp.,
PO Box 1179
Oaks, PA 19456.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005

STOCK TRADING

The Company's common stock is traded on the Nasdaq Small Cap Issues under the symbol VLFG, and is quoted on the Boston Stock Exchange under the symbol VLF. The following table presents the high and low sales prices of the Company's common stock for each calendar quarter of the fiscal years ended September 30, 2004 and 2003 reported on NASDAQ. Quotations represent price between dealers and do not necessarily represent actual transactions. None of the prices reflect retail mark-ups, mark-downs or commissions.

	FY 2004		FY 2003	
	High	Low	High	Low
Quarter 1	$2.40	$1.31	$1.88	$1.23
Quarter 2	$2.16	$1.50	$1.54	$1.05
Quarter 3	$2.20	$1.84	$1.57	$1.10
Quarter 4	$2.03	$1.43	$1.75	$1.15


VALLEY FORGE

VALLEY FORGE SCIENTIFIC CORP • 136 GREENTREE ROAD, SUITE 100 • P.O. BOX 1179 • OAKS, PA 19456
610-666-7500 • 610-666-7565 • WWW.VLFG.COM